Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 000-27246

London, 8 March 2011

CSR plc Response to Zoran Corporation Board Changes

CSR PLC (“CSR”: LSE: CSR.L or the “Company”) provides the following update on its merger (the “Merger”) with Zoran Corporation (“Zoran”: NASDAQ: ZRAN):

On 4 March 2011 Zoran shareholder Ramius Value and Opportunity Advisors LLC (“Ramius”) announced that it had delivered consents from the holders of a majority of the shares of Zoran in order to replace three of the seven directors of Zoran with nominees of Ramius.

At the time of signing the definitive merger agreement with Zoran, CSR was aware of the Ramius consent solicitation and the possible changes in Zoran’s board of directors.

CSR does not expect any material change in the business of Zoran as a result of the consent process. With that process now concluded, Zoran management will be able to focus on its customers, running the business, and taking the actions necessary to complete the merger between CSR and Zoran.

The merger agreement between CSR and Zoran remains in full force and effect and CSR continues to expect completion of the merger, subject to shareholder approval and other customary closing conditions, during the second quarter of 2011.

Enquiries

CSR Contacts

Joep van Beurden, Chief Executive Officer

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD

UK	US
James Melville-Ross Haya Herbert-Burns Tel: +44 (0) 20 7831 3113	Ellen Barry Tel: +1 (646) 641-5806 Kim Sampson Tel: +1 (917) 439 1306

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (“Registration Statement”) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed Merger.

Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Merger and issuance of ADSs to Zoran shareholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran shareholders, the Proxy Statement/Prospectus which will form part of the Registration Statement. Both the Circular and the UK Prospectus and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger.

Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com. Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com.

WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, THE UK PROSPECTUS, THE PROXY STATEMENT/PROSPECTUS AND THE F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.

Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.